Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Teledyne Technologies Incorporated (TDY)
Name of person relying on exemption: John Chevedden, TDY Shareholder
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against Michael Smith, TDY Lead Director, Age 81

Michael Smith is now standing for election for a 2-year term and he will be age 83 at the end of that term. With Mr. Smith as lead director TDY seems to send a message that the lead director position is an empty suit role at TDY.

According to the TDY proxy Mr. Smith does not seem to be a director at any other company. Any TDY lead director who does not have a day job should serve on the Board of at least one other major company that at least has nearly the stature of TDY.

TDY failed to but should have presented an overwhelming abundance of the current qualifications of any person standing for election as a TDY director until he is age 83.

Mr. Smith also chairs the TDY Governance Committee. Any TDY director over age 80 should not have a role on any TDY Board Committee.

TDY seems to have a Board refreshment problem.
The 2 other TDY directors standing for 2025 election are:
Robert Mehrabian, age 83
Jane Sherburne, age 74